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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE PLAN YEAR ENDED DECEMBER 31, 2003
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 1-31349
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
THE THOMSON 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE THOMSON CORPORATION
Metro Center, One Station Place Stamford, Connecticut 06902

THE THOMSON 401(K) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	3
Notes to Financial Statements	4-11
Supplemental Schedule: *
Form 5500, Part IV of Schedule H, Line 4i, Schedule of Assets (Held at End of Year) — as of December 31, 2003	12
Signature	13
Exhibits:
Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Thomson 401(k) Savings Plan

        In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Thomson 401(k) Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY
June 24, 2004

The Thomson 401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value or contract value (Note 4)	$1,441,925,022	$1,121,274,632
Cash	59,571	845
Participant loans	31,546,061	29,365,582
Contributions receivable
Employer	4,186,332	5,967,581
Employee	828	499,700

Total assets	1,477,717,814	1,157,108,340

Liabilities
Accrued expenses	113,695	—

Total liabilities	113,695	—

Net assets available for benefits	$1,477,604,119	$1,157,108,340

The accompanying notes are an integral part of these financial statements.

The Thomson 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

2003
Additions to net assets
Investment income
Interest and dividends	$22,014,785
Net appreciation in fair value of investments (Note 4)	234,758,005

Total investment income	256,772,790

Contributions
Employee	115,036,288
Employer	46,140,183
Rollovers	6,080,946

Total contributions	167,257,417

Increase to net assets	424,030,207

Deductions from net assets
Benefits paid to participants	102,301,207
Forfeitures utilized for Plan administrative expenses (Note 1)	505,293
Loan origination fees	119,407

Total deductions from net assets	102,925,907

Net increase in net assets available for benefits before other transfers	321,104,300
Other transfers out (Note 1)	(608,521)

Net increase in net assets available for benefits after other transfers	320,495,779
Net assets available for benefits
Beginning of year	1,157,108,340

End of year	$1,477,604,119

The accompanying notes are an integral part of these financial statements.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003

1.
Description of the Plan

  The following description of The Thomson 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

  General

  The Plan is a defined contribution plan covering substantially all of the employees of Thomson Holdings Inc. and certain affiliates (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  Participation

  All full-time employees of the Company are eligible to participate, provided that the employee has completed at least 90 days of service. Part-time employees are eligible to participate upon completion of one year of employment.

  Investments

  During 2003, the Plan began offering units representing shares of common stock of The Thomson Corporation as an investment option for participants.

  Contributions

  In accordance with the provisions of the Plan, participants may voluntarily authorize the Company to contribute on a pretax, or contribute on a post-tax basis, 1/2% to 16% of their annual base salary and overtime through Salary Reduction (as defined in the Plan agreement) contributions for investment in the Plan, up to the maximum allowed under the provisions of the Internal Revenue Code ("IRC"). The Company will make matching contributions of fifty cents on each dollar the participant contributes, up to 6% of the participant's compensation. The Company honors other contribution provisions for plans that were merged into the Plan, up to a 100% match of 6% of the participant's compensation. Additionally, for any Plan year, the Company may make discretionary contributions to the Plan.

  Vesting of benefits

  A participant is fully vested in his or her contributions and the earnings thereon at all times and will become vested in Company contributions and the related earnings credited to their account, based upon their years of service, as shown below:

Years of service	Vested Percentage
1	25%
2	50%
3	75%
4	100%

  Employees who reach normal retirement age, or become disabled or die while still employed by the Company, are immediately vested in the value of the Company contributions credited to their accounts.

  Distributions and forfeitures

  Distributions from participant accounts under the Plan as a result of termination, retirement, disability or death will be paid at the election of the participant (beneficiary) as either: (a) a lump-sum (required if the total benefit is less than $5,000); (b) substantially equal annual or more frequent installments over a reasonable period of time not to exceed the participant's life expectancy or the joint and survivor life expectancy of the participant and their designated beneficiary at the commencement of the installments; or (c) a combination of the foregoing.

  Participant balances which have not been vested will generally be forfeited upon termination of employment. At December 31, 2003 and 2002, forfeited nonvested accounts, which remain as assets in the Plan, totaled $390,716 and $437,969, respectively. Amounts forfeited by withdrawing members may be applied against future matching employer contributions or employer discretionary contributions or used to pay Plan administrative expenses. In 2003, employer contributions were reduced by $1,280,886 from forfeited nonvested accounts. Forfeitures that have been used to pay Plan administrative expenses have been reflected as such in the accompanying financial statements.

  Loans to participants

  Participants may borrow from their accounts for any purpose. The minimum loan amount is $500 and the maximum is 50% of the participant's vested balance up to the Internal Revenue Service limit of $50,000. Participants may have up to two outstanding loans at a time. Additionally, loans must be repaid by payroll deductions over a period not to exceed five years, except when the loan is used for the purchase of a primary residence, in which case the repayment period may not exceed ten years. Some loans transferred into the Plan as a result of Plan mergers have repayment periods up to 30 years. Interest rates on loans are determined based upon the prevailing interest rate charged for similar loans by commercial banks in the area of the employer's place of business.

  Plan administration

  A Plan administrator, appointed by the board of directors of the Company, administers the Plan in accordance with the terms and provisions of the Plan agreement. The Plan administrator has appointed Putnam Fiduciary Trust Company ("Putnam") as the trustee and third party administrator to manage the assets and day-to-day operations of the Plan.

  Termination

  The Company anticipates and believes that the Plan will continue without interruption but reserves the right to terminate, amend or modify the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the balances in the accounts of each participant would become fully vested and be distributed to participants as described above.

  Transfers

  During 2003, Plan assets totaling $608,521 were transferred from the Plan either into a separate plan maintained by the Company or as a result of the sale of certain business units of the Company as follows:

Date	Plan	Assets Transferred
6/3/2003	Thomson 401(k) Plan for Puerto Rico Employees	$396,022
10/1/2003	Medical Economics Magazine Group	212,499

		$608,521

2.
Summary of Significant Accounting Policies

  Basis of accounting

  The accompanying financial statements have been prepared on the accrual basis of accounting.

  Investment valuation and transactions

  Investments (excluding the commingled trusts and the Putnam Stable Value Fund) are valued at fair market value based on quoted market prices. The commingled trusts are valued at fair market value based on quoted market prices of the underlying securities within that fund. The Putnam Stable Value Fund is recorded at contract value. Participant loans are valued at cost less principal repayments, which approximates fair value. Purchases and sales of shares in the investment funds are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Administrative expenses

  Administrative expenses of the Plan are either paid directly by the Company or are funded utilizing Plan forfeitures. Administrative expenses paid by the Company are not reflected in the accompanying financial statements. Administrative expenses paid out of the forfeitures account have been reflected in the accompanying financial statements. Loan origination fees are paid by the participant via a deduction from their respective account, and are recorded upon issuance of the loan.

  Benefit payments

  Benefits are recorded when paid.

  Use of estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Risks and uncertainties

  The Plan provides for various investment options in mutual funds that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits, and the statement of changes in net assets available for benefits.

  Reclassifications

  Certain reclassifications have been made to conform with current year presentation.

3.
Description of Investment Options

  Participants in the Plan may elect to invest in any of the following investment options:

  The George Putnam Fund of Boston

  The fund invests primarily in stocks as well as corporate and U.S. government bonds.

  Putnam Fund for Growth & Income

  The fund invests in a diversified portfolio of stocks, targeting stocks of mature companies that offer long-term growth potential while also providing income.

  Putnam Voyager Fund

  The fund invests primarily in the stocks of large and midsize companies expected to grow over time.

  Putnam New Opportunities Fund

  The fund invests primarily in the common stocks of companies with long-term growth potential.

  Putnam Stable Value Fund

  The fund primarily invests in investment contracts or similar investments issued by insurance companies, banks, and similar financial institutions.

  Artisan Mid Cap Fund

  The fund primarily invests in stocks of mid size companies that exhibit franchise characteristics.

  PIMCO Total Return Fund II

  The fund invests in a diversified portfolio of fixed-income securities with an average duration that varies between three and six years.

  Templeton Institutional Funds, Inc. Foreign Equity Series

  The fund primarily invests in the equity securities of companies located outside the U.S. including emerging markets.

  Frank Russell Small Cap Fund

  The fund invests primarily in the small-capitalization stocks of the U.S. stock market.

  T. Rowe Price Value Fund

  The fund invests primarily in common stocks believed to be undervalued. Income is a secondary objective.

  BGI Equity Index Fund

  The fund invests in the same stocks held in the S&P 500 Index.

  BGI U.S. Debt Index Fund

  The fund invests in a diversified portfolio of debt securities including U.S. Government bonds, corporate bonds, residential and commercial mortgage-backed securities, and asset-backed securities. The fund tracks the Lehman Brothers Aggregate Bond Index.

  BGI Extended Equity Market Fund

  The fund invests in the stocks of small and medium-sized U.S. companies.

  BGI Russell 1000 Growth Fund

  This fund invests in issues of large U.S. companies that have high price-to-book ratios and higher growth rates.

  Thomson Stock Fund

  The fund invests in the common stock of The Thomson Corporation.

4.     Investments

  Investments held by the Plan at December 31, 2003 and 2002 are as follows:

	2003	2002
Putnam Voyager Fund	$315,039,990	$276,108,914
Putnam Stable Value Fund	218,601,056	210,981,315
Putnam Fund for Growth & Income	161,461,331	136,148,158
Putnam New Opportunities Fund	145,109,922	108,823,519
BGI Equity Index Fund	112,164,732	74,009,337
Templeton Institutional Funds, Inc.	92,232,547	1,059,190
The George Putnam Fund of Boston	85,141,405	77,581,884
T. Rowe Price Value Fund	77,075,161	41,827,571
PIMCO Total Return Fund II	69,976,082	61,202,176
Frank Russell Small Cap Fund	55,089,660	23,317,955
Artisan Mid Cap Fund	36,765,571	4,780,536
BGI Extended Equity Market Fund	34,880,682	11,676,452
BGI U.S. Debt Index Fund	28,632,959	29,643,376
Thomson Stock Fund	7,367,081	—
BGI Russell 1000 Growth Fund	2,386,843	—
Putnam International Growth Fund	—	64,114,249

	$1,441,925,022	$1,121,274,632

  The following represents investments that represent 5% or more of the Plan's net assets:

	December 31,
	2003	2002
Putnam Voyager Fund, 19,315,398 and 21,155,976 shares, respectively	$315,039,990	$276,108,914
Putnam Stable Value Fund, 218,601,056 and 210,940,029 shares, respectively	218,601,056	210,981,315
Putnam Fund for Growth and Income, 9,106,333 and 9,613,287 shares, respectively	161,461,331	136,148,158
Putnam New Opportunities Fund, 3,738,838 and 3,728,803 shares, respectively	145,109,922	108,823,519
BGI Equity Index Fund, 3,441,692 and 2,863,061 shares, respectively	112,164,732	74,009,337
Templeton Institutional Funds, 5,441,448 shares	92,232,547	*
The George Putnam Fund of Boston 5,002,433 and 5,230,467 shares, respectively	85,141,405	77,581,884
T Rowe Price Value Fund, 3,851,832 shares	77,075,161	*
Putnam International Growth Fund, 3,880,008 shares	*	64,114,249
PIMCO Total Return Fund II, 5,957,317 shares	*	61,202,176

  * The investment value of the fund in the year shown did not exceed 5% of the Plan's net assets.

  Investment income (loss) of the Plan for the year ended December 31, 2003 is as follows:

Interest and dividends	$22,014,785
Net appreciation in fair value of investments	234,758,005

Total investment income	$256,772,790

  During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $234,758,005 as follows:

Mutual funds	$189,089,420
Commingled trusts	44,736,294
Thomson Stock Fund	932,291

$234,758,005

5.
Income Tax Status

  The Internal Revenue Service has determined and informed management by a letter dated September 26, 2002, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended subsequent to the receipt of the latest determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

6.
Reconciliation of Financial Statements to Form 5500

  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$1,477,604,119	$1,157,108,340
Amounts allocated to withdrawing participants	(275,874)	(216,001)

Net assets available for benefits per the Form 5500	$1,477,328,245	$1,156,892,339

  The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to the Form 5500:

Benefits paid to participants per the financial statements	$102,301,207
Add — Amounts allocated to withdrawing participants at December 31, 2003	275,874
Less — Amounts allocated to withdrawing participants at December 31, 2002	(216,001)

Benefits paid to participants per the Form 5500, Schedule H, Part II (lines e(4), f and g)	$102,361,080

  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

7.
Related Party Transactions

  Certain Plan investments are mutual funds managed by Putnam. Putnam is the trustee as defined by the Plan, therefore, these transactions qualify as parties-in-interest.

  Loan origination fees paid by the participants of the Plan amounted to $119,407 for the year ended December 31, 2003.

  As of December 31, 2003, the Plan held 203,230 shares of The Thomson Corporation common stock valued at $7,367,081.

  The employees of Jane's Information Group ("Jane's"), a business unit sold in April 2001 by the Company to its principal shareholder, The Woodbridge Company Limited, continue to participate in the Plan. Jane's matches the contributions of its employees in accordance with the provisions of the Plan.

8.
Subsequent Events

  On April 1, 2004, assets totaling $19,460,036 related to the employees of the Drake Beam Morin business unit were transferred from the Plan as a result of the sale of that business unit on February 18, 2004.

  Effective May 3, 2004, the Plan ceased to offer the Putnam New Opportunities Fund as an investment option. All existing asset balances were transferred to the Artisan Mid Cap Fund.

The Thomson 401(k) Savings Plan
Line 4i of Part IV of Schedule H
Schedule of Assets (Held at End of Year)
December 31, 2003

Schedule I

Identity of issuer	Description of investment	Fair value
Putnam Voyager Fund*	Open-end mutual fund	$315,039,990
Putnam Stable Value Fund*	Collective investment trust	218,601,056	**
Putnam Fund for Growth & Income*	Open-end mutual fund	161,461,331
Putnam New Opportunities Fund*	Open-end mutual fund	145,109,922
BGI Equity Index Fund	Commingled trust	112,164,732
Templeton Institutional Funds, Inc.	Open-end mutual fund	92,232,547
The George Putnam Fund of Boston*	Open-end mutual fund	85,141,405
T. Rowe Price Value Fund	Open-end mutual fund	77,075,161
PIMCO Total Return Fund II	Open-end mutual fund	69,976,082
Frank Russell Small Cap Fund	Commingled trust	55,089,660
Artisan Mid Cap Fund	Open-end mutual fund	36,765,571
BGI Extended Equity Market Fund	Commingled trust	34,880,682
BGI U.S. Debt Index Fund	Commingled trust	28,632,959
Thomson Stock Fund*	Common stock fund	7,367,081
BGI Russell 1000 Growth Fund	Commingled trust	2,386,843
Cash		59,571

		1,441,984,593
Loan Fund*	Loans to participants (maturities range from 2003 to 2031; interest rates range from 5% to 11%)	31,546,061

Total assets held for investment purposes		$1,473,530,654

*
Parties-in-interest.

**
Valued at contract value.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON 401(K) SAVINGS PLAN
Date: June 28, 2004
	By:	/s/ JOHN J. RAFFAELI, JR. Name: John J. Raffaeli, Jr. Title: Senior Vice President, Human Resources, The Thomson Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

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THE THOMSON 401(K) SAVINGS PLAN INDEX TO FINANCIAL STATEMENTS AND EXHIBITS
Report of Independent Registered Public Accounting Firm
SIGNATURE
EXHIBIT INDEX